SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three and six month periods ended December 31, 2023 and 2022

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

Three and six month periods December 31, 2023 and 2022

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at December 31, 2023, and June 30, 2023
(Unaudited in thousands of US dollars, except per share data)

		December 31,	June 30,
	Note	2023	2023
		$	$
Assets
Current assets
Cash and cash equivalents	4	10,562	11,156
Trade and other receivables	4	20,088	21,905
Inventories	6	17,124	17,970
Sales tax receivable		136	273
Income tax receivable		3,050	3,192
Contract assets		1,570	1,762
Derivative assets	15	877	1,218
Other current assets		3,134	4,420
		56,541	61,896
Non-current assets
Property and equipment	7	8,426	9,152
Right-of-use assets	8	12,033	13,152
Intangible assets	9	140,714	157,437
Development costs	10	7,551	6,569
Deferred income tax assets		2,505	3,210
Goodwill	12	187,502	187,502
Contract assets		2,728	2,911
Derivative assets	15	352	768
Other non-current assets		430	422
		418,782	443,019
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	19,660	24,077
Provisions	13	489	237
Sales tax payable		5,501	5,867
Income tax payable		137	61
Consideration payable	14	—	1,894
Operating facility and loans	15	17,700	17,700
Contract liabilities	16	9,936	10,909
Lease obligations on right-of-use assets	8	2,956	2,719
		56,379	63,464
Long term liabilities
Operating facility and loans	15	74,275	83,125
Contract liabilities	16	3,358	3,642
Non-current lease obligations on right-of-use assets	8	10,300	11,612
Deferred income tax liabilities		11,581	14,295
Other non-current liabilities		1,513	766
		157,406	176,904
Shareholders’ equity
Share capital		380,915	379,924
Contributed surplus		18,659	18,132
Accumulated other comprehensive income		761	1,335
Accumulated deficit		(138,959)	(133,276)
		261,376	266,115
		418,782	443,019

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Six month periods ended
		December 31,	December 31,	December 31,	December 31,
	Note	2023	2022	2023	2022
		$	$	$	$
Revenue	19	62,276	62,035	125,304	126,086
Cost of sales		18,290	19,246	37,290	39,960
Gross profit		43,986	42,789	88,014	86,126

Expenses
Sales and marketing		14,652	15,613	31,169	31,261
Research and development		10,005	9,227	19,320	18,656
General and administration		11,518	10,840	22,326	21,592
Amortization of intangible assets	9	8,362	8,578	16,723	17,155
Interest expense (net)	4,15	1,795	1,632	3,457	3,210
Restructuring and business integration costs		1,335	355	1,491	407
Loss (gain) on change in fair value of consideration payable	14	202	(350)	202	(1,931)
Loss before income tax		(3,883)	(3,106)	(6,674)	(4,224)
Provision for income taxes
Current	11	279	744	664	785
Deferred	11	(923)	(1,115)	(1,655)	(298)
Net loss		(3,239)	(2,735)	(5,683)	(4,711)

Other comprehensive (loss) income
Items to be reclassified to net (loss) income
Change in fair value of interest rate swaps, net of tax	15	(481)	212	(574)	649
Comprehensive loss		(3,720)	(2,523)	(6,257)	(4,062)

Loss per share
Basic and diluted	17(iii)	$(0.10)	$(0.08)	$(0.17)	$(0.14)

Weighted average number of shares outstanding
Basic and diluted	17(iii)	33,154,121	32,512,058	33,246,940	33,039,477

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Shares to be issued	Contributed surplus	Accumulated other comprehensive earnings	Accumulated deficit	Total shareholders' equity
			$	$	$	$	$	$
Balance, July 1, 2022		21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss		—	—	—	—	—	(4,711)	(4,711)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	649	—	649
Deferred tax benefit on share issuance costs		1,838,458	27,817	(27,817)	—	—	—	—
Common shares issued for options exercised	17(i)	9,234	57	—	(20)	—	—	37
Common shares purchased and cancelled	17(i)	(78,822)	(477)	—	—	—	—	(477)
Common shares returned from escrow	4	(142,124)	(1,702)	—	—	—	—	(1,702)
Share-based compensation expense	17(ii)	—	—	—	2,197	—	—	2,197
Balance, December 31, 2022		23,066,378	228,727	151,315	17,232	1,488	(108,961)	289,801

Balance, July 1, 2023		33,038,367	379,924	—	18,132	1,335	(133,276)	266,115

Net loss		—	—	—	—	—	(5,683)	(5,683)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	(574)	—	(574)
Common shares issued for RSU exercised	17(i)	287,208	991	—	(991)	—	—	—
Share-based compensation expense	17(ii)	—	—	—	1,518	—	—	1,518
Balance, December 31, 2023		33,325,575	380,915	—	18,659	761	(138,959)	261,376
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Six month periods ended
		December 31,	December 31,
	Note	2023	2022
Operating activities		$	$
Net loss		(5,683)	(4,711)
Adjustments for:
Depreciation of property and equipment	7	2,123	2,499
Depreciation of right-of-use assets	8	1,490	1,978
Amortization of intangible assets	9	16,723	17,155
Amortization of development costs	10	2,030	1,024
Income tax expense (recovery)	11	(991)	487
Income tax paid		(199)	(3,946)
Share-based compensation expense	17(ii)	1,518	2,197
Unrealized foreign exchange (gain) loss		(35)	150
Accretion expense	8,14	210	603
Gain on lease modification	8	—	(36)
Loss on disposal of property and equipment	7	237	158
Loss (Gain) on change in fair value of consideration payable	14	202	(1,931)
Changes in working capital
Trade and other receivables		1,817	(620)
Inventories		846	(1,871)
Sales tax receivable		137	141
Contract assets		375	(734)
Other assets		1,278	1,927
Sales tax payable		(366)	(277)
Accounts payable and accrued liabilities		(4,417)	(4,749)
Provisions		252	12
Other non current liabilities		747	(76)
Contract liabilities		(1,257)	(756)
Net cash provided by operating activities		17,037	8,624
Investing activities
Purchase of property and equipment	7	(1,634)	(2,471)
Development costs	10	(3,397)	(3,647)
Net cash flows used in investing activities		(5,031)	(6,118)
Financing activities
Proceeds from operating facility and loan	15	—	3,000
Repayments of operating facility and loan	15	(8,850)	(8,850)
Repayment of lease obligations on right-of-use assets	8	(1,654)	(2,119)
Payment of consideration payable	14	(2,096)	—
Common shares purchased and cancelled	17(i)	—	(477)
Issuance of common shares for stock options exercised	17(i)	—	37
Net cash flows used in financing activities		(12,600)	(8,409)

Decrease in cash and cash equivalents		(594)	(5,903)
Cash and cash equivalents, beginning of the period		11,156	12,702
Cash and cash equivalents, end of the period		10,562	6,799

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2024 are Sangoma Technologies Inc., Sangoma US Inc., Digium Inc., NetFortris Corporation, Star2Star Communications LLC, VoIP Supply LLC, and VoIP Innovations LLC.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three and six month periods ended December 31, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2023 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 8, 2024.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2023. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2023.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
4.    Financial instruments

The fair values of the cash, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value.

Cash and cash equivalents are comprised of:

	December 31,	June 30,
	2023	2023
	$	$
Cash at bank and on hand	10,562	11,156

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at December 31, 2023 and June 30, 2023 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

		Three month periods ended		Six month periods ended
		December 31,	December 31,	December 31,	December 31,
	Note	2023	2022	2023	2022
		$	$	$	$
Interest income		(8)	(31)	(14)	(31)
Interest expense	15	1,701	1,363	3,261	2,638
Accretion expense	8, 14	102	300	210	603
Interest expense (net)		1,795	1,632	3,457	3,210

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		December 31,	June 30,
	Note	2023	2023
		$	$
Trade receivables		15,582	16,060
Receivable related to working capital adjustment		4,506	5,845
Trade and other receivables		20,088	21,905

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
During the period ended December 31, 2023, the Company received $1,339 (December 31, 2022 - $nil) cash from the escrow account for the working capital provision related to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of NetFortris. The remaining balance is $4,506 as at December 31, 2023 (June 30, 2023 - $5,845).

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	December 31,	June 30,
	2023	2023
	$	$
Trade receivables aging:
0-30 days	11,244	11,759
31-90 days	3,317	3,313
Greater than 90 days	2,236	2,554
	16,797	17,626
Expected credit loss provision	(1,215)	(1,566)
	15,582	16,060

The movement in the provision for expected credit losses can be reconciled as follows:

	December 31,	June 30,
	2023	2023
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,566)	(2,281)
Net change in expected credit loss provision during the period	351	715
Expected credit loss provision, ending balance	(1,215)	(1,566)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at December 31, 2023:

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	19,660	—	—	—	19,660
Sales tax payable	5,501	—	—	—	5,501
Operating facility and loans	17,700	22,775	20,600	30,900	91,975
Lease obligations on right of use assets	3,304	2,819	2,036	6,422	14,581
Other non-current liabilities	—	—	—	1,513	1,513
	46,165	25,594	22,636	38,835	133,230

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP) , therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at December 31, 2023, a 10% depreciation or appreciation of the CAD, EUR, GBP, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $56 (June 30, 2023 - $76) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at December 31, 2023, a change in the interest rate of 1% per annum would have an impact of approximately $727 (December 31, 2022 - $878) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps are a current asset of $877 and non-current asset of $352 on December 31, 2023 (June 30, 2023 - current asset of $1,218 and non-current asset of $768).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	December 31,	June 30,
	2023	2023
	$	$
Finished goods	12,896	13,860
Components and parts	5,406	5,234
	18,302	19,094
Provision for obsolescence	(1,178)	(1,124)
Net inventory carrying value	17,124	17,970

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

	Office furniture		Stockroom
	and computer	Software	and production	Tradeshow	Leasehold
	equipment		equipment	equipment	improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2022	4,737	458	10,451	47	475	16,168
Additions	846	—	3,170	—	—	4,016
Disposals	(217)	—	(754)	—	(25)	(996)
Balance at June 30, 2023	5,366	458	12,867	47	450	19,188
Additions	458	—	1,135	—	41	1,634
Disposals	—	—	(402)	—	—	(402)
Balance at December 31, 2023	5,824	458	13,600	47	491	20,420

Accumulated depreciation
Balance at July 1, 2022	2,452	413	2,759	47	223	5,894
Depreciation expense	976	21	3,670	—	62	4,729
Disposals	(64)	—	(523)	—	—	(587)
Balance at June 30, 2023	3,364	434	5,906	47	285	10,036
Depreciation expense	385	10	1,703	—	25	2,123
Disposals	—	—	(165)	—	—	(165)
Balance at December 31, 2023	3,749	444	7,444	47	310	11,994

Net book value as at:
Balance at June 30, 2023	2,002	24	6,961	—	165	9,152
Balance at December 31, 2023	2,075	14	6,156	—	181	8,426

For the three and six month periods ended December 31, 2023, depreciation expenses of $247 and $492 (three and six month periods ended December 31, 2022- $261 and $524) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expenses in the amounts of $803 and $1,631 were included in cost of sales for the three and six month periods ended December 31, 2023 (three and six month periods ended December 31, 2022 - $932 and $1,975).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Present value of leases
Balance as at July 1, 2022	23,230
Additions	41
Terminations	(1,089)
Balance at June 30, 2023	22,182
Additions	371
Terminations	(1,423)
Balance at December 31, 2023	21,130
Accumulated depreciation and repayments
Balance as at July 1, 2022	6,256
Depreciation expense	3,778
Terminations	(1,004)
Balance at June 30, 2023	9,030
Depreciation expense	1,490
Terminations	(1,423)
Balance at December 31, 2023	9,097
Net book value as at:
June 30, 2023	13,152
December 31, 2023	12,033

Lease Obligations
$
Present value of leases
Balance as at July 1, 2022	17,989
Additions	41
Adjustments due to lease modification	(36)
Repayments	(4,072)
Accretion expense	476
Terminations	(54)
Effects of movements on exchange rates	(13)
Balance at June 30, 2023	14,331
Additions	371
Repayments	(1,654)
Accretion expense	210
Effects of movements on exchange rates	(2)
Balance at December 31, 2023	13,256
Lease Obligations - Current	2,956
Lease Obligations - Non-current	10,300
13,256

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2022		110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2023		110,123	126,456	6,787	2,748	246,114
Balance at December 31, 2023		110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2022		23,906	25,464	2,820	2,555	54,745
Amortization expense		17,670	15,357	766	139	33,932
Balance at June 30, 2023		41,576	40,821	3,586	2,694	88,677
Amortization expense		8,837	7,551	315	20	16,723
Balance at December 31, 2023		50,413	48,372	3,901	2,714	105,400
Net book value as at:
Balance at June 30, 2023		68,547	85,635	3,201	54	157,437
Balance at December 31, 2023		59,710	78,084	2,886	34	140,714

Amortization of intangible assets for the three and six month periods ended December 31, 2023 were $8,362 and $16,723 (three and six month periods ended December 31, 2022 - $8,578 and $17,155).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2022	5,969
Additions	7,250
Cost fully amortized	(380)
Investment tax credits	(788)
Balance at June 30, 2023	12,051
Additions	3,397
Investment tax credits	(385)
Balance at December 31, 2023	15,063

Accumulated amortization
Balance at July 1, 2022	(3,108)
Amortization	(2,705)
Cost fully amortized	331
Balance at June 30, 2023	(5,482)
Amortization	(2,030)
Balance at December 31, 2023	(7,512)

	December 31,	June 30,
	2023	2023
	$	$
Net capitalized development costs	7,551	6,569

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $8,947 and $17,290 of engineering expenditures as expenses during the three and six month periods ended December 31, 2023 (three and six month periods ended December 31, 2022- $8,625 and $17,632).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended		Six month periods ended
	December 31,		December 31,	December 31,
	2023	2022	2023	2022
Statutory income tax rate	25.62%	26.15%	25.62%	26.15%
			$	$
Loss before income tax	(3,883)	(3,106)	(6,674)	(4,224)
Expected income tax expense	(994)	(812)	(1,709)	(1,104)
Difference in foreign tax rates	5	(1)	13	(10)
Share based compensation	219	335	389	574
Other non deductible expenses	(32)	(52)	(62)	(33)
Changes in estimates	(193)	23	1	23
Scientific Research and Experimental Development (SR&ED)	18	36	44	36
Sec 481(a) adjustment	—	(34)	—	—
Gain on consideration payable	51	(92)	51	(506)
Stock options deduction revaluation adjustment	—	183	—	1,350
Earn-out amortization	—	46	—	92
Changes in tax benefits not recognized	282	(3)	282	65
Income tax expense	(644)	(371)	(991)	487

The Company’s income tax expense is allocated as follows:	$	$	$	$
Current tax expense	279	744	664	785
Deferred income tax expense	(923)	(1,115)	(1,655)	(298)
Income tax expense	(644)	(371)	(991)	487

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2022	210,009
Goodwill Impairment	(22,507)
Balance at June 30, 2023	187,502
Balance at December 31, 2023	187,502

There is no addition to goodwill for the three and six month periods ended December 31, 2023. The Company has evaluated for triggers of impairment at December 31, 2023 and has not identified any indicators of impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2022	200
Additional provision recognized	37
Balance at June 30, 2023	237
Additional provision recognized (used)	252
Balance at December 31, 2023	489

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

14.    Consideration payable

During the three and six month periods ended December 31, 2023, the Company made payments of $2,096 (December 31, 2022 - $nil ). As of December 31, 2023, the Company's has no outstanding balance of consideration payable.

The fair value of consideration payable as at December 31, 2023 is summarized below:

$
Opening balance, July 1, 2022	12,768
Payments	(8,334)
Accretion during the period	435
Remeasurement during the period	(2,975)
Ending balance, June 30, 2023	1,894
Payments	(2,096)
Remeasurement during the period	202
Ending balance, December 31, 2023	—

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and will be fully repaid on September 30, 2025. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a six year interest rate credit swap with the two banks for $8,700 each. The balance outstanding against this term loan facility as of December 31, 2023 is $10,150 (June 30, 2023 - $13,050). As at December 31, 2023, term loan facility balance of $5,800 (June 30, 2023 - $5,800) is classified as current and $4,350 (June 30, 2023 - $7,250) as long-term in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc.

The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. As at December 31, 2023, $8,750 (June 30, 2023 - $8,750) is classified as current and $19,688 (June 30, 2023 - $24,063) is classified as long-term in the condensed consolidated interim statements of financial position.

(iii)On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at December 31, 2023, $3,150 (June 30, 2023 - $3,150) is classified as current and $36,337 (June 30, 2023 - $37,912) is classified as long-term in the condensed consolidated interim statements of financial position.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of December 31, 2023, the amount of $13,900 (June 30, 2023 - $13,900) remains outstanding and is classified as long term in the condensed consolidated interim statements of financial position.

For the three and six month periods ended December 31, 2023, the Company incurred interest costs to service the borrowing facilities in the amount of $1,701 and $3,261 (for the three and six month periods ended December 31, 2022 - $1,363 and $2,638). During the six month period ended December 31, 2023, the Company borrowed $0 (six month period ended December 31, 2022 - $nil) in operating facility and loans and repaid $8,850 (six month period ended December 31, 2022 - $8,850).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at December 31, 2023, and June 30, 2023 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of December 31, 2023, the notional amount of the interest rate swap was $33,733 (June 30, 2023 – $39,621). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2023 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
As at December 31, 2023, the fair value of the interest rate swap assets were valued at current of $877 (June 30, 2023 - $1,218) and non-current $352 (June 30, 2023 – $768). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

For the three and six month periods ended December 31, 2023, the change in fair value of the interest rate swaps, net of tax, were a loss of $481 and $574 (December 31, 2022 – a gain of $212 and $649) recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at December 31, 2023, and June 30, 2023 are below:

$
Opening balance, July 1, 2022	15,067
Revenue deferred during the period	23,839
Deferred revenue recognized as revenue during the period	(24,355)
Ending balance, June 30, 2023	14,551
Revenue deferred during the period	19,244
Deferred revenue recognized as revenue during the period	(20,501)
Ending balance, December 31, 2023	13,294

Contract liabilities - Current	9,936
Contract liabilities - Non-current	3,358
13,294

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2023 and 2022, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended		Six month periods ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,184,200	22,289,373	33,038,367	21,439,632
Shares issued as installment for shares to be issued	—	981,314	—	1,838,458
Shares purchased and cancelled	—	(62,622)	—	(78,822)
Shares returned from escrow and cancelled	—	(142,124)	—	(142,124)
Shares issued upon exercise of options	—	437	—	9,234
Shares issued upon exercise of RSUs	141,375	—	287,208	—
Outstanding, end of the period	33,325,575	23,066,378	33,325,575	23,066,378

During the six month period ended December 31, 2023, a total of 287,208 (December 31, 2022 – nil) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $991 (December 31, 2022 – $nil) from contributed surplus to share capital.

(ii)    Share based payments

On December 13, 2022, the Corporation’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period and the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, with respect to the 50% based on the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

For the three and six month periods ended December 31, 2023, the Company recognized share-based compensation expense in the amount of $856 and $1,518 (December 31, 2022 - $1,282 and $2,197).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. During the six month period ended December 31, 2023 and December 31, 2022, the Corporation did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2022	1,207,908	14.02
Exercised	(9,234)	(4.02)
Expired	(82,536)	(16.13)
Forfeited	(181,218)	(17.59)
Balance, December 31, 2022	934,920	13.24

Balance, July 1, 2023	723,051	13.58
Forfeited	(199,181)	(10.40)
Balance, December 31, 2023	523,870	14.79

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	December 31,			December 31,
	2023			2022
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$3.01 - $5.00	—	—	0.00	18,018	18,018	0.08
$5.01 - $7.00	—	—	0.00	67,338	53,569	0.99
$7.01 - $9.00	146,627	65,129	3.50	241,000	—	4.50
$9.01 - $12.00	85,526	61,597	1.42	191,479	100,641	2.42
$12.01 - $15.00	45,000	19,695	3.25	55,000	—	4.25
$15.01 - $18.00	133,010	84,482	2.50	178,965	67,211	3.50
$18.01 - $20.00	22,856	12,876	2.50	75,713	23,667	3.67
$20.01 - $27.00	90,851	63,682	2.11	107,407	47,077	3.11
	523,870	307,461	2.60	934,920	310,183	3.30

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the six month period ended December 31, 2023.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2022	—	—	—	—
Awards granted during the period	—	352,500	655,000	1,007,500
Awards outstanding December 31, 2022	—	352,500	655,000	1,007,500

Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the period	105,695	379,800	772,700	1,258,195
Awards exercised during the period	—	—	(287,208)	(287,208)
Awards forfeited during the period	—	(42,500)	(26,251)	(68,751)
Awards outstanding December 31, 2023	172,086	467,300	589,241	1,228,627

During the six month period ended December 31, 2023, 105,695 DSU were granted (December 31, 2022 – nil). The fair value of each DSU issued during the six month period ended December 31, 2023 is $3.07 per share (December 31, 2022 – $nil).

During the six month period ended December 31, 2023, 379,800 PSU were granted (December 31, 2022 – 352,500). The fair value tied to market-based performance targets for each of PSU issued during the six month period ended December 31, 2023 is $3.44 per share (December 31, 2022 –$3.69 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	December 31	December 31
	2023	2022
Share price	3.44	3.69
Expected volatility	64.00%	60.00%
Time to expiry	2.57 years	2.52 years
Risk-free interest rate	4.40%	4.08%

During the six month period ended December 31, 2023, 772,700 RSU were granted (December 31, 2022 – 655,000). The fair value of each RSU issued during the six month period ended December 31, 2023 is $3.11 per share (December 31, 2022 –$4.20 ).

During the six month period ended December 31, 2023, 287,208 RSU were exercised and settled through the insurance of common shares (December 31, 2022 – nil).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	Three month periods ended		Six month periods ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
Number of shares:
Weighted average number of shares outstanding	33,154,121	22,512,058	33,246,940	23,039,477
Shares to be issued	—	10,000,000	—	10,000,000
Weighted average number of shares used in basic and diluted earnings per share	33,154,121	32,512,058	33,246,940	33,039,477

Net loss for the period	$(3,239)	$(2,735)	$(5,683)	$(4,711)

Loss per share
Basic and diluted loss per share	$(0.10)	$(0.08)	$(0.17)	$(0.14)

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the six month periods ended December 31, 2023 and 2022.

19.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and six month periods ended December 31, 2023 and 2022 as follows:

	Three month periods ended		Six month periods ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
Products	11,573	12,604	23,445	28,331
Services	50,703	49,431	101,859	97,755
Total revenues	62,276	62,035	125,304	126,086

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The sales in each of these geographic locations for the three and six month periods ended December 31, 2023 and 2022 as follows:

	Three month periods ended		Six month periods ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
USA	58,010	57,163	116,703	116,845
Others	4,266	4,872	8,601	9,241
Total revenues	62,276	62,035	125,304	126,086

The non-current assets, in US dollars, in each of the geographic locations as at December 31, 2023, and June 30, 2023 are below:

	December 31,	June 30,
	2023	2023
	$	$
USA	356,656	374,814
Others	5,585	6,309
Total non-current assets	362,241	381,123

Non-current assets included in Others primarily consists of assets held in Canada.

20.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on February 8, 2024.